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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AEGON N.V.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

The Netherlands (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

AEGONplein 50, PO Box 85, 2501 CB, The Hague, The Netherlands
+31-70-344-3210
(Address and telephone number of Registrant's principal execute offices)

Craig D. Vermie, Esq.
AEGON USA, LLC
4333 Edgewood Road NE
Cedar Rapids, IA 52499
(319) 355-8511
(Name, address and telephone number of agent for service)

Copies of all communications to:

A. Peter Harwich, Esq.
Allen & Overy LLP
1221 Avenue of the Americas
New York, NY 10020
(212) 610-6300

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this registration statement.

          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☒

          If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount to be registered	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)

Common Stock, par value EUR 0.12	5,136,824	$3.91	$20,084,982	$1,439.73

(1)
Consists of shares of Common Stock to be delivered pursuant to the AEGON USA Producers' Stock Purchase Plan.

(2)
Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(c), based upon the average of the high and low prices of the Common Stock reported by New York Stock Exchange on November 22, 2011.

(3)
The Registrant previously paid aggregate registration fees of $1,197.13 with regard to Common Stock with a maximum aggregate offering price of $30,461,373 that were previously registered by the Registrant pursuant to a Registration Statement on Form F-3 (Registration No. 333-155857) filed on December 2, 2008 (the "Earlier Registration Statement"). Contemporaneous with the filing of this Registration Statement, the Registrant is filing a post-effective amendment to the Earlier Registration Statement to deregister securities with an aggregate offering price of $21,934,238.48 that will not be sold under the Earlier Registration Statement (the "Unsold Securities"). The total registration fee in connection with the sale of Common Stock with an aggregate offering price of approximately $20,084,982 to which this Registration Statement relates is $2,301.74. Pursuant to Rule 457(p), the Registrant partially offsets this registration fee against the remaining registration fee of $862.01 relating to the Unsold Securities described above, so that the remaining registration fee payable for the offering to which this Registration Statement relates is $1,439.73.

Prospectus

5,136,824 Shares of Common Stock

AEGON N.V.
(a Netherlands public company with limited liability)

AEGON USA Producers' Stock Purchase Plan

        This prospectus relates to up to 5,136,824 shares of common stock, par value EUR 0.12 per share of AEGON N.V. (the "Common Stock") we may offer under the AEGON USA Producers' Stock Purchase Plan (the "Plan") as described herein. The Plan has been established as a voluntary stock purchase plan for eligible participants of any subsidiary, division or affiliated company of AEGON USA, LLC that adopts the Plan. Such entities are referred to as "Participating Companies." The Plan offers eligible participants an opportunity to purchase shares of our Common Stock. AEGON USA is a wholly owned subsidiary of AEGON N.V.

        Under the Plan, participants are entitled to allocate a portion of the commissions or compensation earned by them on the sale of Participating Companies' insurance or other designated products to purchase shares of Common Stock. Subject to certain vesting requirements, contributions of commissions by participants may be matched by a contribution depending upon which Participating Company the participant represents. The Plan will operate as an open-market stock purchase plan. At the present time, we intend to acquire shares under the Plan on the New York Stock Exchange at prevailing market prices, including applicable brokerage expenses.

        Investing in the Common Stock involves risks. See "Risk Factors" on page 5.

        No underwriting discounts or commissions will be paid in connection with the offering of these shares of Common Stock. The Common Stock is listed on the Official Segment of the stock market of Euronext Amsterdam, the principal market for the Common Stock, on which it trades under the symbol "AGN". The Common Stock is also listed on the New York Stock Exchange under the symbol "AEG", and on the London stock exchange. On November 22, 2011, the closing sales price per share on the New York Stock Exchange for the Common Stock was $3.91.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is November 30, 2011.

i

FORWARD-LOOKING STATEMENTS

        The statements contained and incorporated by reference in this prospectus that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, intend, target, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will and similar expressions as they relate to us. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

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  changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

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  changes in the performance of financial markets, including emerging markets, such as with regard to:

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  the frequency and severity of defaults by issuers in our fixed income investment portfolios; and

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  the effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

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  the frequency and severity of insured loss events;

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  changes affecting mortality, morbidity, persistency and other factors that may impact the profitability of our insurance products;

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  changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

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  changes affecting currency exchange rates, in particular the euro/U.S. dollar and euro/UK pound exchange rates;

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  increasing levels of competition in the Americas, the Netherlands, the United Kingdom and new markets;

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  changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

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  regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

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  acts of God, acts of terrorism, acts of war and pandemics;

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  changes in the policies of central banks and/or governments;

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  lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

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  lowering of one or more of the insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

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  litigation or regulatory action that could require us to pay significant damages or change the way we do business;

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  customer responsiveness to both new products and distribution channels;

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  competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

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  the impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

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  our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

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  the effect of the European Union's Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain.

        Further details of potential risks and uncertainties affecting us are described in our filings with Euronext Amsterdam and the Securities and Exchange Commission. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ABOUT THIS PROSPECTUS

        You should rely only on the information contained in or incorporated into this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell the Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus, as well as information incorporated by reference, is current only as of the date of such information, regardless of the time of delivery of this prospectus or the time of any purchases of the Common Stock. Our business, financial condition, results of operations and prospects may have changed since the relevant date. In this prospectus, except as otherwise noted "we," "us," "our," "AEGON" and the "AEGON Group" refer to AEGON N.V. and any or all of our subsidiaries and joint ventures as the context requires.

        It is important for you to read and consider all information contained this prospectus in making your decision to participate in the Plan and to invest in our Common Stock. In addition, you should read and consider the information in the documents we have referred you to under "Incorporation of Certain Information We File With The SEC" below.

AEGON N.V.

        With roots dating back more than 150 years, AEGON N.V., through its member companies, which we collectively refer to as "AEGON" or the "AEGON Group", is a leading provider of life insurance, pensions and asset management with its headquarters in The Hague, the Netherlands. Our Common Stock is listed on the Official Segment of the stock market of Euronext Amsterdam, the principal market for our Common Stock, on which it trades under the symbol "AGN". Our Common Stock is also listed on the New York Stock Exchange under the symbol "AEG", and on the London stock exchange. AEGON's established markets are the United States, the Netherlands and the United Kingdom. In addition, AEGON is present in over 20 other markets in the Americas, Europe and Asia, including Canada, Mexico, Brazil, Hungary, Spain, China, Poland, India and a number of other countries with smaller operations. AEGON encourages product innovation and fosters an entrepreneurial spirit within its businesses. New products and services are developed by local business units with a continuous focus on cost control. AEGON uses a multi-brand, multi-channel distribution approach to meet its customers' needs. AEGON faces intense competition from a large number of other insurers, as well as non-insurance financial services companies such as banks, broker-dealers and asset managers, for individual customers, employer and other group customers and agents and other distributors of insurance and investment products.

        The AEGON Group's core business is life insurance, pensions and asset management. The AEGON Group is also active in accident, supplemental health, general insurance and some limited banking activities. AEGON's headquarters are located at AEGONplein 50, P.O. Box 85, 2501 CB The Hague, the Netherlands (telephone +31-70-344-8305; internet: www.AEGON.com).

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

        We file annual reports with and furnish other information to the U.S. Securities and Exchange Commission (the "SEC"). You may read and copy any document that we have filed with or furnished to the SEC at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Our SEC filings are also available to the public through the SEC's web site at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room in Washington, D.C. and in other locations.

INCORPORATION OF CERTAIN INFORMATION WE FILE WITH THE SEC

        As permitted by the SEC, this prospectus does not contain all the information you can find in our registration statement or the exhibits to the registration statement. The SEC allows us to "incorporate by reference" information into this prospectus, which means that:

  •
  incorporated documents are considered part of this prospectus; and

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  we can disclose important information to you by referring you to those documents; and

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  information that we file with the SEC after the date of this prospectus that is incorporated by reference in this prospectus automatically updates and supersedes this prospectus; and

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  information that is more recent that is included in this prospectus automatically updates and supersedes information in documents incorporated by reference with a date earlier than this prospectus.

        We incorporate by reference into this prospectus our documents listed below. Unless otherwise noted, all documents incorporated by reference have the SEC file number 1-10882.

  •
  Annual Report on Form 20-F for the fiscal year ended December 31, 2010;

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  Report on Form 6-K furnished to the SEC on April 26, 2011, relating to the divestment of Transamerica Reinsurance;

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  Report on Form 6-K furnished to the SEC on May 13, 2011, relating to resolutions passed at the annual general meeting of shareholders of AEGON N.V.;

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  Report on Form 6-K furnished to the SEC on August 8, 2011, relating to the resignation of a member of our Supervisory Board;

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  Report on Form 6-K furnished to the SEC on August 11, 2011, with our unaudited condensed consolidated interim financial statements for the six-month period ended June 30, 2011;

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  Report on Form 6-K furnished to the SEC on August 16, 2011, relating to our decision to sell our UK-based Guardian life and pension business;

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  Report on Form 6-K furnished to the SEC on September 29, 2011, relating to the restructuring of our Dutch business;

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  Report on Form 6-K furnished to the SEC on November 24, 2011, relating to the completion of the sale of our UK-based Guardian life and pension business; and

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  each of the following documents that we file with or furnish to the SEC after the date of this prospectus from now until we terminate the offering of securities under this prospectus and the registration statement:

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  reports filed under Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended; and

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  reports filed or furnished on Form 6-K that indicate that they are incorporated by reference in this prospectus.

        These documents contain important information about us and our financial condition. You may obtain copies of these documents in the manner described above. You may also request a copy of these filings (excluding exhibits) at no cost by contacting us as follows:

Investor Relations
AEGON N.V.
AEGONplein 50
2591 TV The Hague
The Netherlands
Tel: +31-70-344-8305
Tel: 1-877-548-9668 (US toll-free
number)
E-mail: ir@aegon.com

        No person is authorized to give any information or represent anything not contained in this prospectus. We are only offering the securities in places where sales of those securities are permitted.

        The information contained in this prospectus, as well as information incorporated by reference, is current only as of the date of that information. Our business, financial condition, results of operations and prospects may have changed since that date.

FINANCIAL INFORMATION

        Except as otherwise noted, we present the financial statement amounts in this prospectus and in the documents incorporated by reference in this prospectus in accordance with International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

        We have derived the financial data in this prospectus presenting year-end figures from our audited consolidated financial statements. We have derived all financial data in this prospectus presenting interim figures from unaudited financial statements.

        As used in this prospectus, "dollar", "USD" and "$" refer to the U.S. dollar and "euro", "EUR" and "€" refer to the lawful currency of the member states of the European Monetary Union that have adopted the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union.

ENFORCEMENT OF CIVIL LIABILITIES

        AEGON N.V. is a Dutch company located in the Netherlands. Many of our directors and officers are residents of the Netherlands or countries other than the United States. In addition, although we have substantial assets in the United States, a large portion of our assets and the assets of our directors and officers are located outside of the United States. As a result, U.S. investors may find it difficult in a lawsuit based on the civil liability provisions of the U.S. Federal securities laws:

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  to effect service of process within the United States upon AEGON N.V. and our directors and officers located outside the United States;

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  to enforce in U.S. courts or outside the United States judgments obtained against those persons in U.S. courts;

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  to enforce in U.S. courts judgments obtained against those persons in courts in jurisdictions outside the United States; and

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  to enforce against those persons in the Netherlands, whether in original actions or in actions for the enforcement of judgments of U.S. courts, civil liabilities based solely upon U.S. Federal securities laws.

        The United States and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters, except arbitration awards. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely upon the federal securities laws, would not be directly enforceable in the Netherlands. However, if the party in whose favor a final judgment is rendered brings a new suit in a competent court in the Netherlands, such party may submit to the Dutch court the final judgment that has been rendered in the United States. If the Dutch court finds that the jurisdiction of the federal or state court in the United States has been based on grounds that are internationally acceptable and that proper legal procedures have been observed, the court in the Netherlands would, in principle, give binding effect to the final judgment that has been rendered in the United States unless such judgment contravenes Dutch public policy.

        A shareholder of a company incorporated under the laws of the Netherlands cannot sue individual members of the supervisory board or executive board derivatively; that is, in the name of and for the benefit of AEGON N.V. Moreover, under Dutch law, the duties owed by members of the AEGON Supervisory Board and AEGON Executive Board are owed primarily to AEGON N.V., not to our shareholders. This may limit the rights of the shareholders of a Dutch company to sue members of its supervisory or executive boards. Dutch law does not specifically provide for class action suits, such as a suit by one shareholder for his benefit and the benefit of others similarly situated against a company or its supervisory or executive directors.

USE OF PROCEEDS

        Because all of the shares of our Common Stock purchased on behalf of Participants (as defined below) under the Plan will be purchased in open market transactions, we will not receive any proceeds from the purchases of such Common Stock. We intend to purchase shares under the Plan on the New York Stock Exchange or a foreign securities exchange on which our Common Stock is listed at prevailing market prices, including applicable brokerage expenses.

RISK FACTORS

        Investing in our Common Stock involves risks. Before making your decision to participate in the Plan and to invest in our Common Stock, you should read and carefully consider the "Risk Factors" beginning on page 7 of our Annual Report on Form 20-F for the year ended December 31, 2010, which are incorporated herein by reference. Any of these risks as well as additional risks and uncertainties not presently known to us or that we currently deem immaterial may materially and adversely affect our business, financial condition, results of operations and prospects. As a result, the trading price of our Common Stock could decline, and you may lose all or part of your investment.

        You should also read and consider any other information included in this prospectus and the documents incorporated by reference in this prospectus as described under "Incorporation of Certain Information We File With The SEC" on page 3 of this prospectus, including any reports we may file with or furnish to the SEC subsequent to the date hereof.

DESCRIPTION OF THE PLAN

        The following is a summary of the material features of the Plan. This description of the Plan (including provisions of the Declaration of Trust of AEGON USA Producers' Stock Purchase Plan (the "Declaration of Trust")) is not complete and is subject to, and qualified in its entirety by, the provisions of the Plan (including the Declaration of Trust) which is incorporated by reference into this prospectus and has been filed as an exhibit to the registration statement of which this prospectus is a part.

General

        AEGON has established the Plan as a company-subsidized voluntary stock purchase plan for eligible participants of any subsidiary, division or affiliated company of AEGON USA that adopts the Plan. Such entities are referred to as "Participating Companies." Eligible participants in the Plan include (i) individuals who represent a Participating Company under a sales or an agency contract or appointment, including, but not limited to, a general agent's, area sales director's, supervisor's, or designated sales representative's contract or appointment ("Participating Agents"); and (ii) individuals from corporations which perform services for a Participating Company under a sales or an agency contract ("Participating Corporations") and who meet the other eligibility criteria described under "Eligibility Requirements" below. Participating Corporations include personal service corporations, corporations formed by multiple agents, and incorporated brokerage firms. The Plan is intended to serve as an investment vehicle for the Participating Agents and the individuals from the Participating Corporations. Collectively, such Participating Agents and the individuals from the Participating Corporations are referred to as "Participants."

        The Plan is an open-market stock purchase plan. Contributions of commissions by the Participants may be matched by a contribution by AEGON which varies depending on which Participating Company the participant represents. The amount of matching contributions are set forth in Appendix C. Matching contributions are subject to the vesting requirements described under "Participant Contributions" below. Participation in the Plan is entirely voluntary. The Plan is considered an unfunded plan because AEGON does not set aside any assets to secure the value of nonvested amounts credited to the Incentive Bonus Account (as defined below) of the Participants.

        The Plan consists of two parts: a nonqualified deferred compensation plan ("NQDC") of AEGON and a grantor trust (the "Trust") to receive the contributions from the Participants which have been converted into Common Stock prior to deposit into the Trust (including reinvested dividends which have been used to purchase Common Stock on behalf of the Participants) as well as contributions of vested amounts transferred from the NQDC which have also been converted into Common Stock prior to deposit into the Trust. Each Participant will own an undivided interest in the assets of the Trust evidenced by ownership of shares of the Trust ("Trust Shares"). A separate book-entry record of the Trust Shares held for each Participant (the "Record") will be established and maintained to record each Participant's beneficial interest in the Trust assets. The Trust assets will be in the possession of a trustee appointed by AEGON (the "Trustee"). Massachusetts Fidelity Trust Company ("MFTC"), an Iowa state chartered trust company, is Trustee of the Trust. MFTC is a wholly owned indirect subsidiary of AEGON USA.

        The Trust assets consist primarily of Common Stock. However, the Trust assets also include, from time to time, a nominal amount of cash from the sale of Common Stock required for the necessary liquidation of a Participant's fractional interest in Trust Shares and cash dividends awaiting distribution to Participants or the reinvestment agent. Such cash is held by the Trustee in a non-interest-bearing account. Common Stock and the non-interest-bearing cash account is held in a segregated account in the name of the Trust.

Eligibility Requirements

        Eligible Participants must have and maintain a life insurance license, appointment and/or contract with a Participating Company (including, for purposes of a Participating Company that is a division of AEGON USA, an insurance company affiliate of AEGON USA) and must meet and maintain the specific eligibility requirements determined by a Participating Company set forth in Appendix A. Although the eligibility requirements are substantially different for each Participating Company, minimum eligibility requires sales commissions of at least $200 per month for Participants. Appendix A sets forth the current eligibility requirements for a Participating Company. The Participating Companies reserve the right to amend the eligibility requirements from time to time.

        Any Participant who redeems all of his Trust Shares will be ineligible for further participation in the Plan for one full calendar year after the date of the last redemption. Also, any Participant who has elected within 10 days prior to a new deposit or forfeiture allocation from the NQDC to directly receive the amount of such deposit or forfeiture allocation in Common Stock (as opposed to having such Common Stock deposited in the Trust on behalf of the Participant) will be ineligible for further participation in the Plan for one full calendar year after the date of the withdrawal. Therefore, no additional contributions by the Participant to the Trust or contributions by AEGON to the NQDC may be made on behalf of such Participant for one full calendar year. In addition, any non-vested amounts maintained in the NQDC on behalf of such Participant will be forfeited and their vesting for any future participation will be reduced to zero. Participants in the Plan representing more than one Participating Company may participate with respect to each Participating Company the Participant represents.

        Eligible participants in the Plan do not include individuals who are considered to be statutory or common law employees or any individuals who have been "forced-out" of the Plan.

Participant Contributions

        Participants electing to participate in the Plan make periodic contributions to the Plan ("Voluntary Participant Contributions") by authorizing the automatic deduction from their commission checks of certain amounts of their commissions from the sale of certain life insurance, accident and health insurance and investment and annuity products specified by a Participating Company from time to time. Such deductions are taken on an after-tax basis. Such deducted amounts are equal to a stated percentage or dollar amount of a Participant's commissions subject to the limits set forth in Appendix B. However, in no event shall Voluntary Participant Contributions exceed the lesser of $120,000 and 25% of a Participant's total commissions in any Plan year.

        The amount of the Participant's contribution is transferred to an independent broker to purchase Common Stock on the Participant's behalf. Common Stock acquired in the open market is deposited into the Trust on behalf of the Participant and in return the Participant receives an equal number of Trust Shares. See "The Trust" below. Brokerage expenses incurred in connection with the acquisition of Common Stock on the open market are deducted from Participant contributions thereby reducing the amount of Common Stock deposited to the Trust on behalf of the Participant. All contributions of Common Stock are deposited into the Trust. Participants electing to voluntarily discontinue their contributions will not be permitted to elect to resume such contributions until the beginning of the next Plan year. A Plan year refers to the twelve-month period beginning January 1 and ending the following December 31.

Matching Contributions

        Matching contributions by AEGON are accomplished by means of the NQDC. The matching contribution formula for a Participating Company is set forth in Appendix C together with Plan inception contributions for certain Participating Companies. The matching contribution varies for each Participating Company. Matching contributions are subject to the vesting requirements described under

"Vesting and Withdrawal." The matching contribution formula of a particular Participating Company may be changed upon 30 days' advance notice to each Participant. Any such change will be effective thirty days after notice to applicable Participants.

        Under the NQDC, an account ("Incentive Bonus Account") is established for each Participant in the Plan. Matching contributions are converted to a number of shares of Common Stock at the time each matching contribution is credited. Matching contributions are credited to the Incentive Bonus Account of a Participant semi-monthly, as of the next business day following the 15th day of and the last day of each month following the determination of the matching contribution for such period. The number of shares credited to a Participant's account under the NQDC depends on the market price of the Common Stock on the New York Stock Exchange (or other exchange) on the day that AEGON purchases Common Stock to informally fund its obligations under the NQDC. Under the Plan, AEGON is required to purchase Common Stock in its own name to match the liability created by the NQDC. However, until a Participant's interest in the NQDC vests such Participant has no right to such Common Stock and this asset is subject to the general creditors of AEGON. The NQDC portion of the Plan is considered an unfunded plan because AEGON does not set aside any assets to secure the value of nonvested amounts credited to the Incentive Bonus Account of the Participants. The value of the Incentive Bonus Account reflects an adjustment for any dividend income and unrealized gain or loss that would have resulted if such account had been funded with Common Stock and all dividends had been reinvested in Common Stock from the date of the purchase of Common Stock by AEGON to informally fund its obligations under the NQDC. AEGON may informally fund certain of its financial obligations under the NQDC by contributions from the Participating Companies. The amount of the matching contribution is reduced to the extent of any brokerage expenses incurred in acquiring the Common Stock on the open market. Upon vesting of contributions made on behalf of a Participant to the NQDC, the related amount of Common Stock is then deposited into the Trust on behalf of the Participant and the Participant receives the equivalent amount of Trust Shares.

        In addition to the matching contributions by AEGON described above, AEGON, through a Participating Company, may from time to time contribute additional discretionary amounts to the NQDC, although AEGON is not obligated to do so. Such additional amounts, if any, will be allocated at the discretion of a Participating Company; however, in the absence of direction from a Participating Company, the additional amounts will be divided pro rata among the eligible Participants with respect to such Participating Company based upon current year Voluntary Participant Contributions.

        Under the NQDC, AEGON also makes annual allocations within the NQDC of the amount of forfeitures under the NQDC due to early withdrawal from the Plan by Participants. Such allocations under the NQDC are made to the remaining eligible Participants of the Participating Company for which the forfeitures arose based on current year Voluntary Participant Contributions to the Trust (not including reinvested dividends). Such allocation shall be made January 1 of each year.

Purchases of Common Stock; Purchase Price

        The Plan operates as an open-market stock purchase plan. At the present time, AEGON acquires shares on behalf of Participants in the Plan on the New York Stock Exchange or a foreign exchange on which the Common Stock is listed. Voluntary Participant Contributions are forwarded by AEGON to an independent broker to purchase Common Stock. Generally, such amounts are forwarded so that purchases are made semimonthly as of the open of the next business day following the 15th day of and the last day of each month following receipt of such contributions (an "investment date"). If, for any reason, shares of Common Stock are unavailable for such a scheduled purchase, the independent broker purchases shares on the next date on which Common Stock becomes available, as of the open of that date. The independent broker shall purchase shares in such amounts, at such price and by such method as it determines in its sole discretion. In making such purchases, the independent broker will commingle amounts received by AEGON on behalf of all Plan Participants, and the purchase price for the shares purchased for each Participant is the average price of the shares purchased on the applicable investment date, including any applicable brokerage fees.

        Upon receipt of each period's Participant Voluntary Contributions, AEGON will forward such contributions to an independent broker to purchase Common Stock as soon as administratively possible. If shares of Common Stock are not available for purchase and therefore such Voluntary Participant Contributions are unable to be invested in Common Stock, they will be held until the next date on which shares of Common Stock become available.

        Common Stock purchased on behalf of AEGON to informally fund its obligations under the NQDC will be made on the next business day following the date that matching contributions are credited to the Incentive Bonus Account of Participants. AEGON will forward the necessary amounts to an independent broker to make the purchases on its behalf in accordance with the procedures set forth above.

Vesting and Withdrawal

        A Participant is fully vested in Voluntary Participant Contributions at all times while matching contributions credited to a Participant's Incentive Bonus Account are subject to vesting requirements.

        A Participant's interest in the NQDC attributable to (i) matching contributions made by AEGON, (ii) discretionary contributions made by AEGON, and (iii) any forfeitures credited to a Participant's account, is subject to a 10-year vesting period, vesting at the rate of 10% for each full Plan year of continual eligibility and participation which follows the Participant's initial date of participation in the Plan. On December 31 of each Plan year, the vesting rate that will be applied to the matching contributions made to the NQDC on behalf of a Participant during the next Plan Year will be computed.

        A Participant's interest in the NQDC which is or subsequently becomes fully vested will be automatically transferred on a quarterly basis in the form of Common Stock by AEGON to the Trust on behalf of the Participant, unless the Participant elects to receive the contribution directly in Common Stock. Such transfers will be made as soon as administratively possible following the end of such calendar quarter and each Participant will be credited with one Trust Share for each full share of Common Stock deposited to the Trust on his behalf.

        The Trust Shares that are owned by a Participant are 100% vested at all times. A Participant therefore may terminate participation in the Plan at any time and receive an in kind distribution of the amount of Common Stock equal to the number of Trust Shares which are owned by him at such time. No fractional shares of Common Stock will be issued or delivered. Where applicable, cash representing fractional shares of Common Stock will be paid to the Participants. The value of such fractional shares will be calculated based upon the fair market value of such Common Stock which will be based upon the last reported sale price on the New York Stock Exchange or other applicable stock exchange on the business day next succeeding the date on which the value of the shares is to be fixed.

        Notwithstanding the general vesting requirements set forth above, with respect to any Participant who was an agent of a Participating Company prior to the date that the Participating Company elected to adopt the Plan, and who subsequently becomes a Participant of the Plan within three months after such date, a year of participation for vesting purposes will be determined from the date the Participant became an agent of a Participating Company. For example, a Participant who became an agent of a Participating Company during 1998 and who becomes a Participant in the Plan by March 31, 2003 or the effective date for a Participating Company, if later, will be immediately vested as to 40% of any contributions to the NQDC on his/her behalf by AEGON. This only applies to provide uniformity in vesting to agents who are licensed and then become Participants when the company they are licensed with become Participating Companies. Additionally, a Participant who has more than one Incentive

Bonus Account due to eligibility for this Plan with regard to more than one Participating Company shall have years of participation for vesting purposes on all such accounts be initially uniform and determined from the earliest date applicable to any such Participating Company and thereafter continual vesting shall be determined independently with regard to each Participating Company. Finally, a Participant who has been "forced out" of the Plan due to a statutory or common law employer-employee relationship with AEGON may receive from the appropriate Participating Company a year of participation for vesting purposes for each year the individual was a Participant in the Plan prior to being "forced out."

        A Participant who, for two calendar years, (i) fails to meet the eligibility requirements of a Participating Company, or (ii) does not contribute to the Plan will be treated as terminating participation in the Plan and will be forced to withdraw from the Plan.

        A Participant who terminates participation in or withdraws from the Plan (including by reason of termination of the relationship with a Participating Company) prior to being 100% vested as to amounts in the Incentive Bonus Account under NQDC will forfeit the right to any part of the matching contributions to the NQDC made by AEGON on his behalf which have not yet vested, including any appreciation thereof. Any such forfeitures of non-vested amounts will be treated as additional contributions for the remaining Participants of the respective Participating Company for which the forfeitures arose and will be annually allocated in the NQDC to the remaining Participants based on the then current year Voluntary Participant Contributions to the Trust (excluding reinvested dividends). Forfeitures occurring during each Plan year will be treated as a contribution to the NQDC for the last month in such year.

        Any Participant who dies, is permanently disabled, or ceases to participate at or after the age of 65, will be immediately vested as to the full amount of contributions made on his behalf to the NQDC, including any forfeitures allocated to him.

        If the Plan terminates in its entirety or a Participating Company terminates its involvement in the Plan, all such Participants will be entitled to 100% vesting of all amounts allocated to them in the NQDC. Upon termination of participation in the Plan by a Participating Company, the Participants will be treated as having voluntarily redeemed all of their Trust Shares. However, such Participants will not be treated as having voluntarily redeemed all of their Trust Shares and will not be entitled to vesting of all amounts allocated to them in the NQDC where, within 30 days following termination by a particular Participating Company, another Participating Company assumes the liability for making contributions to the NQDC on behalf of the Participants.

Termination of Agency Relationship

        As of the date of voluntary or involuntary termination of an agency or registered representative contract, a Participant will automatically be deemed to have elected to redeem all Trust Shares owned by him.

The Trust

        Trust Shares.    All contributions to the Trust are in the form of Common Stock. Ownership interests in the assets of the Trust are represented by Trust Shares. One Trust Share is equivalent to one share of Common Stock. Each Participant is the owner of the number of Trust Shares representing deposits to the Trust of Common Stock made on his behalf and the Trustee maintains a Record for each Participant reflecting the appropriate number of Trust Shares. The Trustee is authorized to hold fractional Trust Shares in the Participants' Records. These deposits include contributions by the Participant which have been deposited into the Trust (which include reinvested dividends) in the form of Common Stock and contributions of vested amounts transferred from the NQDC which have also been deposited into the Trust in the form of Common Stock.

        Dividends on the Common Stock.    Current cash dividends or other income generated by Trust assets are, at the election of the Participant to whom the Common Stock relates, (i) paid in cash to a reinvestment agent (the "Reinvestment Agent") and used by such Reinvestment Agent to purchase additional Common Stock to be deposited in the Trust on the Participant's behalf; or (ii) paid in cash to the Participant. The Reinvestment Agent appointed by AEGON acts on behalf of the Participants with regard to the reinvestment of each Participant's pro rata share of any dividend or other income generated by Trust assets. Currently, the Reinvestment Agent is MFTC, a wholly owned indirect subsidiary of AEGON and the Trustee of the Trust. Any purchases of Common Stock made on behalf of the Participants by the Reinvestment Agent are made through an independent broker in the same manner as other purchases of Common Stock pursuant to the Plan. See "Purchases of Common Stock; Purchase Price." The election by a Participant to receive current dividends or other income generated by Trust assets in cash (in lieu of reinvestment) are considered a permitted partial withdrawal and do not subject the Participant to a full calendar year limitation on further participation in the Plan. Such cash distributions are made as soon as administratively possible after determination of each Participant's pro rata share of such income.

        Voting Rights.    To the extent required by law, any voting rights in connection with the shares of Common Stock represented by a Participant's Trust Shares are passed through to that Participant. The Trustee will distribute to the Participants any proxy materials, reports, and other related materials with regard to any voting issues and will solicit voting instructions from the Participants by sending written requests for instructions. Each Participant's number of votes is determined based on the number of shares of the Trust owned by the Participant, including fractional shares, as of the most recent valuation date. The Trustee will vote all shares of Common Stock held by the Trust according to instructions given by the Participants; provided, however, that votes on shares of Common Stock as to which no timely instructions have been received will be voted by the Trustee in proportion to the voting instructions that have been received by the Participants.

        Quarterly Statements.    Each Participant will receive at least quarterly a statement (the "Statement of Record") setting forth the total amount contributed to the Trust for such Participant, the number of Trust Shares held for the Participant by the Trustee, the current value of a Trust Share and the current value of the Participant's total interest in the Trust. This Statement of Record will also include information regarding the Participant's non-vested interest in the NQDC. In addition, the Trustee will, as soon as practicable after the end of each Plan year, issue to each Participant a Statement of Record for each Participant as of the end of the Plan year. Audited financial statements of the Trust will be prepared annually or as required by the Trustee, and, to the extent required by applicable rules and regulations, will be distributed to each Participant. However, in no event will audited financial statements be prepared and distributed less frequently than annually.

        Transferability of Interest.    Except as set forth below, Trust Shares owned by a Participant are nonassignable and may not be transferred in whole or in part. However, the Declaration of Trust provides for the limited right of assignment where certain Participants are compensated by a Participating Company on an advance commission basis or are otherwise indebted to a Participating Company. Participants who are compensated on an advance commission basis become indebted to a Participating Company to the extent of advance commission payments made by a Participating Company and are required by the Participating Company to assign the corresponding value of Trust Shares as security for such indebtedness. Therefore, Participants will be allowed to assign Trust Shares to a Participating Company as security to the extent of any such indebtedness to a Participating Company due to advance commission payments or other indebtedness to a Participating Company. Where liquidation of such collateral results in redemption of all or part of the Trust Shares owned by a Participant, such liquidation will be treated as a voluntary termination without notice to the Participant or the Trust.

        Redemption of Trust Shares.    A Participant may redeem at any time all of his Trust Shares by giving notice in writing to the Trustee. The total Trust Shares owned by a Participant will be determined as of the last day of the month in which such written notice is received and will include all contributions up to and including the last day of such month. Any distributions made upon redemption of Trust Shares will be made in the form of Common Stock with amounts representing fractional Trust Shares paid in cash, based upon the fair market value of such Common Stock which will be based upon the last reported sale price on the New York Stock Exchange or other applicable stock exchange on the business day next succeeding the date on which the value of the shares is to be fixed. Upon redemption of all Trust Shares owned by a Participant, such Participant will be ineligible for participation in the Plan for a period of one full calendar year after the date of such redemption.

        Generally, no redemptions of Trust Shares will be made with respect to any Trust Shares assigned to a Participating Company while any indebtedness of a Participant to a Participating Company remains outstanding (due to advance commission payments), unless the Trust receives a written release of such claims to the Participant's Trust Shares from the applicable Participating Company.

        Participants may also make partial redemptions under certain circumstances. Once during each Plan year, Participants may make a partial redemption equal to a specified percentage of Trust Shares owned by them with the permitted percentage increasing based on years of participation and age of the Participant. A Participant may make an annual election to withdraw (i) 10% of Trust Shares after 15 years of participation; (ii) 10% of Trust Shares after the age 55; (iii) 20% of Trust Shares after 20 years of participation; or (iv) 20% of Trust Shares after the age 60. A redemption may also be permitted upon a written request of specific financial hardship or need by a Participant approved in writing by the Administrative Committee (as defined below) of the Plan. It will be in the sole discretion of the Administrative Committee to approve any such hardship withdrawal request. For this purpose, hardship means an immediate and heavy financial need of the Participant. As set forth in the Declaration of Trust and in the Plan, an immediate and heavy financial need includes, but is not limited to: extraordinary expenses incurred on account of accident, sickness, disability or any emergency affecting a Participant or his dependents; the prevention of the eviction from or the foreclosure on a Participant's principal residence; the purchase of a Participant's principal residence; the payment of post-secondary tuition for a Participant, his spouse or his dependent; and such other hardship criteria as the Administrative Committee may from time to time establish. Participants obtaining hardship withdrawals may not make contributions until January 1 of the next year, provided they are otherwise eligible.

        Pursuant to the Plan, Participants who redeem all of their Trust Shares will forfeit any amounts contributed to the NQDC by AEGON on their behalf which have not yet vested. In addition, Participants who are dismissed with cause by AEGON will forfeit any such contributions by AEGON to the NQDC and any forfeitures previously allocated to them in the NQDC which have not yet vested. "Dismissed with cause" is defined in the Declaration of Trust to mean dismissal of a Participant by a Participating Company as determined by the Participating Company. Forfeitures of such Participants dismissed with cause will be allocated in the NQDC to the remaining Participants in the same manner as other forfeitures of amounts in the NQDC. Any Participant dismissed with cause that subsequently becomes eligible to participate in the Plan will begin a new vesting period.

        If a Participant dies, becomes permanently disabled or terminates an agency contract at or after age 65 with any of the Participating Companies, or dies or becomes permanently disabled prior to age 65, the number of Trust Shares owned by him or her as of the most recent month-end valuation date will be distributed in total in the form of Common Stock to him or her, or his/her beneficiaries. Any distributions hereunder will commence as soon as administratively possible after the last day of the month in which proper notice of such event was given to the Trustee.

        If the Plan terminates in its entirety or a Participating Company terminates its involvement in the Plan, all such Participants will be entitled to 100% vesting of all amounts allocated to them in the NQDC. Upon termination of participation in the Plan by a Participating Company, the Participants will be treated as having voluntarily redeemed all of their Trust Shares. However, such Participants will not be treated as having voluntarily redeemed all of their Trust Shares and will not be entitled to vesting of all amounts allocated to them in the NQDC where, within 30 days following termination by a particular Participating Company, another Participating Company assumes the liability for making contributions to the NQDC on behalf of the Participants.

        Notwithstanding the foregoing, a Participant who has a vested Trust Share value of $250,000, or more, in his/her account may withdraw an amount of vested Trust Shares from his/her account in excess of this amount. The Participant shall always retain a vested Trust Share value of at least $250,000 in the account. This withdrawal request must be submitted in writing to the Plan Administrator and will only be available once per calendar year. Any such withdrawal will not cause a forfeiture of any amounts contributed to the NQDC by AEGON on the Participant's behalf which have not yet vested.

        Administration of the Trust.    The Trustee has been appointed by AEGON to administer the Trust and may be removed by AEGON at any time upon written notice to such Trustee. The Chief Executive Officer of AEGON USA will have the authority to act for AEGON to control and manage the operation and administration of the Plan. An administrative committee (the "Administrative Committee") for the Plan has been selected to oversee the daily administration of the Plan. In the event of the resignation or removal of the Trustee, the Administrative Committee will promptly appoint a successor Trustee. Resignation of the Trustee must be in writing and will take effect 30 days after receipt unless the Administrative Committee appoints a successor Trustee prior to that time in which case the resignation will take effect upon appointment of the successor Trustee.

        Specifically, the Administrative Committee is responsible for overseeing the Plan operation, approving hardship requests, resolving problem situations and reviewing on an ongoing basis technical and legal issues with respect to the Plan. The Trustee is responsible for coordinating the various management duties of the Trust, including receiving Common Stock for deposit into the Trust, recordkeeping, providing Statements of Record, tracking tax bases in the Common Stock, preparing Trust filings, passing on voting materials to Participants, complying with Commission requirements and coordinating the transfer of Common Stock into the Trust from the NQDC. As the Reinvestment Agent, MFTC is also responsible for holding and soliciting election forms from the Participants and redepositing income and dividends in the form of Common Stock into the Trust on behalf of the Participants electing such reinvestment. In addition, the Trustee is responsible for any filings, reportings and any tax withholdings and remittance required by law with respect to Trust income or distributions. If any taxes upon or with respect to the Trust or any of its assets or income are payable by the Trustee, such amounts will be charged on a pro rata basis to Participants based on their number of Trust Shares. Expenses that may be charged to Participants are subject to certain limitations.

        Currently the Trustee is not compensated for its services from the assets of the Trust but will be reasonably compensated for its services by AEGON or the Participating Companies as determined by the Administrative Committee. However, any fees for Trustee's services not paid by AEGON or the Participating Companies will be paid pro rata from the assets of the Trust. The Trustee will also be authorized to act solely on the basis of notifications and facts received from the Participating Companies regarding allocations of Common Stock and redemptions of Trust Shares to be made. All reasonable and necessary expenses, taxes and charges, and fees for agents, brokers, accountants and counsel to the Trust are authorized to be paid by the Trustee.

        Indemnification of Trustee.    The Trustee will be indemnified by AEGON, the Participating Companies, or by the Trust, or all, against any loss or liability accruing to it without negligence, bad faith, or willful misconduct on its part, arising out of or in connection with the administration of the

Trust. As a fiduciary for the Trust, the Trustee is authorized to hold, manage and control all property at any time forming part of the Trust; to employ such agents, brokers, accountants and counsel or any other agents (except for brokers) affiliated with AEGON or AEGON USA, as may be reasonably necessary in managing and protecting the Trust and to pay them reasonable compensation; to settle, compromise or abandon all claims and demands in favor of or against the Trust; and to do all other acts in their judgment necessary and desirable for the proper administration of the Trust and the Plan.

Termination and Amendment of the Plan

        As future conditions affecting AEGON cannot be foreseen, AEGON reserves the right to terminate the Plan and the Trust at any time, or to amend or restate it from time to time as directed by the Chief Executive Officer of AEGON USA. However, no amendment to the Plan or Trust which would operate to change the investments of the Trust may be made without a written opinion from legal counsel that such a change would not jeopardize the tax status or any other aspect or element of the Trust. AEGON shall promptly give notice of any such action to the Trustee, all Participating Companies and to the Participants affected thereby. An amendment may affect the Participants, but may not diminish the rights of any Participant as of the effective date of such modification or divest him or any right or interest which was then vested in him.

        The Trust shall terminate in the event of the dissolution, merger or consolidation of AEGON, or the sale or other disposition of substantially all of its assets, unless within one hundred eighty days (180) thereafter provision is made by the successor for continuing the Trust; and in that event such successor shall be substituted for AEGON hereunder. The Trustee then acting may order and direct that the Trust be terminated in the event AEGON shall be adjudicated a bankrupt or shall be placed in receivership.

Limitations on Common Stock Repurchases by AEGON

        AEGON N.V.'s articles of incorporation and the laws of the Netherlands contain certain restrictions on the number of shares of Common Stock that AEGON may repurchase. In addition, such repurchases may only be made upon the receipt of appropriate authorizations from the shareholders of AEGON. The number of shares of Common Stock purchased in the open market pursuant to the Plan may be considered repurchases by AEGON and may be combined with other repurchases of Common Stock by AEGON for purposes of those limitations. In the event that the purchase limitations are exceeded or shareholder approval for repurchases is not continued, AEGON reserves the right to terminate or suspend the Plan.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

        This discussion is the opinion of Allen & Overy LLP insofar as it relates to matters of U.S. federal income tax law and describes certain U.S. federal income tax consequences of participation in the Plan.

        Overview of Recognition of Income for Federal Income Tax Purposes.    Each Participant will recognize taxable ordinary income in the amount of AEGON's matching contribution to the NQDC when such contribution vests, the Plan terminates or, generally, a Participating Company terminates its involvement in the Plan unless a Section 83(b) election was previously made to include the nonvested amount in a Participant's taxable ordinary income. A Participant's pro rata portion of dividends paid with respect to the Common Stock held by the Trust can be taxable as ordinary income or capital gain or treated as a return of capital generally depending on whether such dividends are paid out of AEGON's "earnings and profits" and such Participant's basis in the Common Stock represented by its Trust Shares. If any nonvested amounts allocable to a Participant were previously included in such Participant's taxable income pursuant to a Section 83(b) election, but are subsequently forfeited, such Participant may treat as a loss the excess (if any) of (i) the amount paid (if any) for such nonvested amount over (ii) the amount realized upon such forfeiture. A Participant can generally recognize taxable gain (or loss) when Common Stock is disposed of by the Trust but not if the Participant redeems any Trust Shares (except, with respect to any amounts received, if any, in lieu of fractional shares of Common Stock). Finally, if a Participant's pro rata interest in the Common Stock does not equal a whole share, he may receive, entirely cash in exchange for his pro rata portion of the Common Stock and recognize taxable gain or loss.

        Payments to the Trust of dividends on the Common Stock may be subject to certain Netherlands foreign taxes and a Participant should consider whether the Trust Shares or any dividend income and long-term capital gain relating thereto may be subject to state and local taxes.

        The following is a summary of certain material federal income tax consequences of participation in the Plan as of the date hereof. Participants should consult their own tax advisers in evaluating the federal, state, local and any other tax consequences of the purchase, ownership and redemption of the Trust Shares in the Trust and should consider any consequences which may be affected by their own particular circumstances.

        The Trust is not structured to qualify as an exempt plan under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code").

        The Trust is not an association taxable as a corporation for federal income tax purposes; each Participant will be treated as the owner of a pro rata portion of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Participants thereof under the Code. A Participant will be considered to have received his pro rata share of the income derived from each share of Common Stock when such income is received by the Trust.

        A Participant's contribution to the Trust (which is derived from the Participant's taxable earnings and is therefore considered to be made with "after-tax dollars") and AEGON's nonvested contribution to the NQDC are nontaxable to the Participant (unless a Section 83(b) election is made to currently include the nonvested amount in his taxable income as discussed in Section 83(b) Election below). The NQDC will not be treated as part of the Trust for purposes of the discussion set forth in the preceding paragraph. Each Participant will recognize taxable ordinary income as compensation in the amount of AEGON's matching contribution to the NQDC when such contribution vests (unless a Section 83(b) election was previously made to include the nonvested amount in his taxable income as discussed in Section 83(b) Election below). A Participant's contribution and a vested AEGON matching contribution are allocated among the Participant's pro rata portion of the Common Stock held by the Trust (in proportion to the fair market value thereof on the date that the Common Stock is purchased) in order to determine his tax basis for his pro rata portion of Common Stock held by the Trust. The holding period applicable to particular Common Stock depends on how such Common Stock is transferred to the Trust. A particular holding period will begin just after a NQDC amount vests or a Section 83(b) election is made relating to such NQDC amount, or on the day after the date the Participant's contribution or reinvested amount (dividends and other income distributed from the Trust) is converted into Common Stock as applicable. For federal income tax purposes, a Participant's pro rata portion of dividends, as defined by Section 316 of the Code, paid with respect to the Common Stock held by the Trust is generally taxable as a qualified dividend to the extent of AEGON's current and accumulated "earnings and profits"; such income will be recognized by a Participant for federal income tax purposes when it is received by the Trust or as such dividends accrue, depending upon such Participant's method of tax accounting and without regard to whether or not such dividends are reinvested by the Trust. A Participant's pro rata portion of any dividends paid on Common Stock which exceed such current and accumulated earnings and profits will first reduce a Participant's tax basis in Common Stock held by the Trust, and to the extent that such dividends exceed a Participant's tax basis in such Common Stock has been reduced to zero, such dividends shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Participant has held his Trust Shares for more than one year.

        Any nonvested amounts allocable to a Participant which are held in the NQDC and are forfeited by such Participant pursuant to the terms of the Plan do not result in a taxable loss recognized by the Participant (unless a Section 83(b) election was made to include the nonvested amounts in his taxable income as discussed in Section 83(b) Election below). Instead, the Participant's recognizable loss upon forfeiture of amounts in connection with a redemption will be limited to the excess (if any) of (i) the amount paid (if any) for such nonvested amount over (ii) the amount realized upon such forfeiture and may be subject to other federal income tax provisions limiting a Participant's ability to recognize such loss. Taxable gain or loss should not be recognized by a Participant in connection with in-kind distributions of Common Stock from the Trust to such Participant, except with respect to cash received, if any, in lieu of fractional shares of Common Stock. In such a case, a Participant's portion of gain, if any, recognized upon the disposition of Common Stock held by the Trust would generally be considered a capital gain and would be long-term if the Participant has held his Trust Shares for more than one year and a Participant's portion of loss, if any, upon the disposition of Common Stock held by the Trust would generally be considered a capital loss and, in general, would be long-term if the Participant has held his Trust Shares for more than one year. Participants should consult their tax advisers regarding the recognition and character as long-term or short-term of such capital gains and losses for federal income tax purposes.

        Section 83(b) Election.    A Participant may file a Section 83(b) election before but not later than 30 days after the date the Participating Company contributes funds to the NQDC. If a Section 83(b) election is made, the amount contributed to the NQDC for the benefit of such Participant by the Participating Company is included in the Participant's taxable income as ordinary income treated as compensation for services in the year of contribution and the vesting rules described above do not apply with respect to amounts for which the election has been properly made. Thus, when the amount subsequently vests and is converted into Common Stock and is deposited in the Trust, there is no taxable event to the Participant at the time such amounts vests, provided that the Section 83(b) election had been properly made. In computing the gain or loss from a subsequent sale of the Common Stock by the Trust or any redemption of Trust Shares in exchange for Common Stock by the Participant, the Participant's tax basis with respect to his share of the Common Stock held by the Trust will include the amount that was previously included in the Participant's taxable income and the holding period with respect to such Common Stock will commence just after the date the funds were contributed to the NQDC by the Participating Company. If any nonvested amounts allocable to a Participant previously included in such Participant's taxable income pursuant to a Section 83(b) election, but are subsequently forfeited, such Participant may treat as a loss the excess (if any) of (i) the amount paid (if any) for such nonvested amount over (ii) the amount realized upon such forfeiture. This loss will generally be considered a capital loss. Once a Section 83(b) election is made it is irrevocable without the consent of the Internal Revenue Service. Participants should consult their tax advisers concerning the tax consequences of a Section 83(b) election and for specific information about the manner in which the election is made.

        Recognition of Taxable Gain or Loss upon Disposition of Common Stock by the Trust or Redemption of Trust Shares.    A Participant will recognize a taxable gain (or loss) when Common Stock is disposed of by the Trust (regardless of whether or not the proceeds realized are distributed to the Participant) but not if the Participant redeems any Trust Shares (except with respect to any cash received, if any, in lieu of fractional shares of Common Stock). The amount of gain or loss recognized will be based on the difference between the amount of proceeds and the Participant's tax basis in his interest in such Common Stock. For taxpayers other than corporations, net capital gains are currently subject to a maximum stated marginal tax rate of 15% (scheduled to rise to 20% after 2012, unless Congress acts to retain such 15% rate), provided that the twelve-month holding period is met.

        Generally, the maximum capital gains rate on adjusted net capital gain is 15% to the extent an individual is taxed at the 25% or higher marginal rates and 0% (in the case of taxable years beginning after 2007) to the extent the individual is taxed at the 15% or 10% rates. In addition, qualified dividend income is treated as net capital gain and is therefore also subject to the lower rates. Because some or all capital gains are taxed at a comparatively lower rate, there is a provision in the Code that re-characterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Participants should consult with their tax advisers regarding the potential effect this provision as well as the other provisions of the Code on their investment in the Trust Shares.

        Special Tax Consequences of In-Kind Distributions upon Redemption of Trust Shares or Termination of the Trust.

        Consequences of Immediate Vesting.    If the Plan terminates in its entirety or a Participating Company terminates its involvement in the Plan without another Participating Company assuming payments to the NQDC within 30 days, all Participants are entitled to 100% vesting of all amounts allocated to them in the NQDC. These vested amounts are taxable in the same manner as the previously discussed NQDC vested amounts. Thus, the tax consequences to a Participant of his share of the contributed amounts will depend upon whether a Section 83(b) election was made, as discussed above.

        Consequences of Redemption.    As previously discussed, prior to the redemption of Trust Shares or the termination of the Trust, a Participant is considered as owning a pro rata portion of each of the Trust assets for federal income tax purposes. The receipt of an In-Kind Distribution upon the redemption of Trust Shares or the termination of the Trust would be deemed an exchange of such Participant's pro rata portion of each of the shares of Common Stock and any other assets held by the Trust in exchange for an undivided interest in whole shares of Common Stock plus, possibly, cash. The discussion set forth below does not address the consequences of immediate vesting of a Participant's share of any amounts contributed to the Plan, those consequences were separately discussed above.

        There are generally three different potential tax consequences which may occur in connection with an In-Kind Distribution with respect to the Common Stock. If the Participant receives only whole shares of Common Stock in exchange for his pro rata portion in each share of such Common Stock held by the Trust, there is no taxable gain or loss recognized upon such deemed exchange pursuant to Section 1036 of the Code. If the Participant receives whole shares of Common Stock plus cash in lieu of a fractional share of such Common Stock, and if the fair market value of the Participant's pro rata portion of the shares of such Common Stock exceeds his tax basis in his pro rata portion of such Common Stock, taxable gain would be recognized in an amount not to exceed the amount of such cash received, pursuant to Section 1031(b) of the Code. No taxable loss would be recognized upon such an exchange pursuant to Section 1031(c) of the Code, whether or not cash is received in lieu of a fractional share. Under either of these circumstances, special rules will be applied under Section 1031(d) of the Code to determine the Participant's tax basis in the shares of the Common Stock which he receives as part of the In-Kind Distribution. Finally, if a Participant's pro rata interest in the Common Stock does not equal a whole share, he may receive entirely cash in exchange for his pro rata portion of the Common Stock. In such case, taxable gain or loss is recognized by the Participant and is measured by comparing the amount of cash received by the Participant with his tax basis in the Common Stock.

        General.    Participants will be notified at least quarterly of the amounts contributed to the Trust for each Participant, the number of Trust Shares held for each Participant, the current value of a Trust Share, the total interest in the Trust, and other information regarding the Participant's interest in the NQDC. Participants will be notified annually of the amounts of dividends includable in the Participant's gross income and amounts of Trust expenses which may, subject to the limitations discussed above, be claimed as itemized deductions.

        Where applicable, the Trustee will be responsible for any tax filings, reporting, and any tax withholdings and remittance required by law with regard to the Trust income or distributions.

        State, Local or Other Tax Consequences.    The discussion set forth above does not address whether or not there are any related state, local or other taxes (including any foreign taxes) associated with the Plan and Participants should consult their own tax advisers in this regard. Payments to the Trust of dividends on the Common Stock may be subject to certain Netherlands or foreign taxes and Participants should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. A Participant should consider whether dividend income and long-term capital gains may be subject to state and local taxes. Participants should consult their own tax advisers regarding the tax consequences of participating in the Plan.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION OF AEGON N.V.

        The following is a summary of the terms of AEGON N.V.'s share capital, including brief descriptions of provisions contained in AEGON N.V.'s articles of association, as last amended on May 4, 2010. These summaries and descriptions do not purport to be complete statements of these provisions.

Share Capital

        The total authorized share capital of AEGON N.V. consists of 3,000,000,000 common shares, par value EUR 0.12 per share (the "Common Stock"), and 1,000,000,000 preferred shares, par value EUR 0.25 per share, of which 500,000,000 are class A preferred shares (the "Preferred A Shares") and 500,000,000 are class B preferred shares (the "Preferred B Shares" and together with the Preferred A Shares, the "Preferred Shares"). As of September 30, 2011, 1,909,654,051 shares of our Common Stock, 211,680,000 Preferred A Shares and 110,072,000 Preferred B Shares were issued. Of the issued Common Stock, 27,503,300 shares of Common Stock were held by AEGON N.V. as treasury shares and 1,884,520 shares of Common Stock were held by its subsidiaries.

        All shares of our Common Stock and all of our Preferred Shares are fully paid and not subject to calls for additional payments of any kind. All shares of our Common Stock are registered shares. Holders of shares of New York registry (the "New York Shares") hold their shares of our Common Stock in registered form issued by our New York transfer agent on our behalf. New York Shares and shares of Netherlands registry are exchangeable on a one-to-one basis and are entitled to the same rights, except that cash dividends are paid in US dollars on New York Shares.

        As of September 30, 2011, 195,716,464 shares of our Common Stock were held in the form of New York Shares. As of September 30, 2011, there were approximately 24,000 record holders resident in the United States, of our New York Shares.

Dividends

        Under Dutch law and AEGON N.V.'s articles of association, holders of shares of our Common Stock are entitled to dividends paid out of the profits remaining, if any, after the creation of a reserve account. First of all, a fixed dividend is paid on the Preferred Shares, as described below. The AEGON Executive Board may determine the dividend payment date and the dividend record date for the Common Stock, which may vary for the various kinds of registered shares. The AEGON Executive Board, with the approval of the AEGON Supervisory Board, may also determine the currency or currencies in which the dividends will be paid.

        AEGON N.V. may make one or more interim distributions to the holders of shares of our Common Stock and/or to the holders of Preferred Shares, the latter subject to the maximum dividend amount set forth below.

        If and when AEGON N.V. has paid any dividends in the past, it has traditionally paid interim dividends (usually in September) after the release of its six-month results and final dividends (usually in May) upon adoption of the annual accounts at the annual General Meeting of Shareholders.

        AEGON N.V. aims to pay out a sustainable dividend to allow equity investors to share in its performance, which can grow over time if its performance so allows. After investment in new business to generate organic growth, capital generation in its operating subsidiaries is available for distribution to the holding company, while maintaining a capital and liquidity position in the operating subsidiaries in line with its capital management and liquidity risk policies.

        AEGON N.V. uses the cash flows from the operating subsidiaries to pay holding expenses, including funding costs. The remaining cash flow is available to execute its strategy and to fund dividends on its shares, subject to maintaining the holding company targeted excess capital. Depending on circumstances, future prospects and other considerations, the AEGON Executive Board may elect to deviate from this target. The AEGON Executive Board will also take capital position, financial flexibility, leverage ratios and strategic considerations into account when declaring or proposing dividends on shares of our Common Stock.

        Under normal circumstances, AEGON N.V. would expect to declare an interim dividend when announcing its second quarter results and to propose a final dividend at the annual General Meeting of Shareholders for approval. Dividends would normally be paid in cash or stock at the election of the shareholder. The relative value of cash and stock dividends may vary. Stock dividends paid may, subject to capital management and other considerations, be repurchased in order to limit dilution.

        The AEGON Executive Board currently intends to resume dividend payments on its shares of Common Stock. This is possible because in June 2011, AEGON N.V. completed its final repurchase of the core capital securities issued to the Dutch State in 2008. Absent unforeseen circumstances, the AEGON Executive Board intends to propose a final EUR 0.10 dividend per share of Common Stock at the Annual General Meeting of Shareholders in 2012 covering the second half of 2011.

        When determining whether to declare or propose a dividend, the AEGON Executive Board has to balance prudence versus offering an attractive return to shareholders, for example in adverse economic and/or financial market conditions. Also, AEGON N.V.'s operating subsidiaries are subject to local insurance regulations which could restrict dividends to be paid to it. There is no requirement or assurance that AEGON N.V. will declare and pay any dividends.

        AEGON N.V. did not declare or pay a dividend or make a distribution on our shares of Common Stock in 2009 or 2010.

        Holders of shares of our Common Stock historically have been permitted to elect to receive dividends, if any, in cash or in shares of Common Stock, except for the final dividend for 2002, as distributed in May 2003, which was made in shares of Common Stock only. For dividends, which holders may elect to receive in either cash or share of Common Stock, the value of the stock alternative may differ slightly from the value of the cash option. AEGON N.V. pays cash dividends on shares of New York registry in US dollars through Citibank, N.A., its NYSE paying agent, based on the foreign exchange reference rate (the rate based on the daily concertation procedure between central banks as published each working day at 14:15 hours by the European Central Bank) on the business day following the announcement of the interim dividend or on the second business day following the shareholder meeting approving the relevant final dividend.

        The annual dividend on the Preferred Shares is calculated on the basis of the paid-in capital on the Preferred Shares using a rate equal to the European Central Bank's fixed interest percentage for basic refinancing transactions plus 1.75%, as determined on Euronext Amsterdam's first working day of the financial year to which the dividend relates. Apart from this, no other dividend is paid on the Preferred Shares. This resulted in a rate of 4.25% for the year 2009. Applying this rate to the weighted average paid-in capital of our Preferred Shares during 2009, the total amount of annual distributions we made in 2010 on our Preferred Shares for the year 2009 was EUR 90 million. The rate for annual dividends or distributions, if any, on Preferred Shares to be made in 2011 for the year 2010, as determined on January 4, 2010 is 2.75% and the annual dividends or distributions, if any, on Preferred Shares for the year 2010, based on the paid-in capital on the preferred shares during 2010 would be EUR 59 million.

Voting Rights and Appointment of AEGON Supervisory and AEGON Executive Boards

        General Meeting of Shareholders.    All holders of shares of our Common Stock and of our Preferred Shares are entitled to attend personally or by proxy any general meeting of shareholders upon compliance with the procedures described below. A holder of shares of our Common Stock is entitled to one vote for each share held by such holder and represented at the meeting. However, a holder of Preferred Shares is entitled, instead of casting one vote per Preferred Share, to cast such number of votes as are equal to the number of Preferred Shares held multiplied by twenty-five-twelfths (25/12), provided that any resulting fraction of a vote is disregarded. AEGON N.V. and Vereniging AEGON have entered into a preferred shares voting rights agreement, pursuant to which Vereniging AEGON has voluntarily waived its right to cast 25/12 votes per Preferred A Share or Preferred B Share. Instead, Vereniging AEGON has agreed to exercise only one vote per Preferred Share, except in the event of a "special cause," such as the acquisition of a 15% or more interest in AEGON N.V., a tender offer for AEGON N.V. shares or a proposed business combination by any person or group of persons whether individually or as a group, other than in a transaction approved by the AEGON Executive Board and the AEGON Supervisory Board. If, in its sole discretion, Vereniging AEGON determines that a "special cause" exists, Vereniging AEGON will notify the general meeting of shareholders and retain its right to exercise the full voting power of 25/12 votes per Preferred Share for a limited period of six months.

        A general meeting of shareholders is required to be held not later than June 30 of each year. General meetings of shareholders are called by the AEGON Supervisory Board or the AEGON Executive Board and are required to be held in Amsterdam, The Hague, Haarlemmermeer (including Schiphol Airport), Leidschendam, Rijswijk (ZH), Rotterdam or Voorburg, at the choice of the corporate body that calls the meeting. The AEGON Executive Board is authorized to decide that with respect to a general meeting of shareholders, a record date will be applied on the basis of which it shall be determined in accordance with Section 2:119 of the Dutch Civil Code which persons are deemed to be shareholders for the purpose of attending and exercising voting rights at a general meeting of shareholders. Such record date and the manner in which shareholders can register and exercise their rights will be set out in the notice of the meeting. Action is taken at general meetings by an absolute majority of the valid votes cast unless a larger majority is explicitly provided by law or by AEGON N.V.'s articles of association.

        AEGON N.V. may not vote shares held by it or its subsidiaries.

        Major Shareholders of AEGON N.V.    As of September 30, 2011, Vereniging AEGON held approximately 9.0% of our Common Stock and 100% of our Preferred Shares. These holdings give Vereniging AEGON approximately 22.4% of AEGON N.V.'s voting shares. In the event of a "special cause," as describe above, Vereniging AEGON's voting rights will increase to approximately 32.99% for up to six months per "special cause." Vereniging AEGON is a membership association under Dutch law. One of the principal characteristics of a membership association is that it has no share capital. The objective of Vereniging AEGON is the balanced representation of the interests of AEGON N.V. and all of its stockholders, AEGON Group companies, insured parties, employees and other constituencies of the AEGON Group. The table below shows the ownership percentage of Vereniging AEGON as of September 30, 2011.

Title of Class	Number Owned	Percent of Class
Common Stock	171,974,055	9.0%
Preferred A Shares	211,680,000	100.0%
Preferred B Shares	110,072,000	100.0%

        Vereniging AEGON has two administrative bodies: the General Meeting of Members and the Executive Committee. At September 30, 2011, the General Meeting of Members consisted of 16 individuals who were elected as members of Vereniging AEGON. The majority of the voting rights is with the 14 members not being employees or former employees of AEGON N.V. or one of the AEGON Group companies, nor current or former members of the AEGON Supervisory Board or the

AEGON Executive Board. Those members represent a broad cross-section of Dutch society, and are called elected members.

        The other two members are both elected by the General Meeting of Members of Vereniging AEGON from among the members of the AEGON Executive Board.

        At September 30, 2011, the Executive Committee of Vereniging AEGON consisted of seven members. Five of those members, including the chairman and vice-chairman, are not nor have ever been, related to AEGON N.V. The other two members are also members of the AEGON Executive Board. Resolutions of the Executive Committee, other than with regard to amendment of the articles of association of Vereniging AEGON, require an absolute majority of votes. When a vote in the Executive Committee results in a tie, the General Meeting of Members has the deciding vote. Amendments of the articles of association of Vereniging AEGON require a unanimous proposal from the Executive Committee of Vereniging AEGON (including consent of the two representatives of AEGON N.V.) pursuant to a special procedure. Following an amendment of the articles of association of Vereniging AEGON as effected on September 13, 2005, this special requirement does not apply in the event of a hostile change of control at the general meeting of shareholders of AEGON N.V., in which event Vereniging AEGON may amend its articles of association without the cooperation of AEGON N.V.

        Appointment of the AEGON Supervisory Board and the AEGON Executive Board.    AEGON N.V. has a two-tier management system consisting of an executive board and a supervisory board. Members of the AEGON Supervisory Board are nominated by the AEGON Supervisory Board and are appointed by the general meeting of shareholders. The number of members of the AEGON Supervisory Board is determined from time to time by the AEGON Supervisory Board but may not consist of less than seven members. Members of the AEGON Executive Board are nominated by the AEGON Supervisory Board and are appointed by the general meeting of shareholders. For more information please see "Item 6. Directors, Senior Management and Employees" of AEGON N.V.'s 2010 Annual Report on Form 20-F.

        Shareholder Proposals.    Shareholders who, alone or jointly, represent at least one percent (1%) of the issued capital or a block of shares, alone or jointly, worth at least fifty million euro (EUR 50,000,000) according to the Official Price List of Euronext Amsterdam N.V. (or any publication taking its place), shall have the right to request of the AEGON Executive Board or the AEGON Supervisory Board that items be placed on the agenda of the general meeting of shareholders. These requests shall be honored by the AEGON Executive Board or the AEGON Supervisory Board under the conditions that (a) important AEGON interests do not dictate otherwise; and (b) the request is received by the chairman of the AEGON Executive Board or the chairman of the AEGON Supervisory Board in writing at least sixty (60) days before the date of the general meeting of shareholders. Dutch law currently provides for the threshold of fifty million euro (EUR 50,000,000). It is expected that the law will be amended and that the threshold will be changed to 3% of the issued share capital. The articles of association of AEGON N.V. currently provide for a threshold of fifty million euro (EUR 50,000,000).

        Amendment of Articles.    The articles of association of AEGON N.V. may be amended at any general meeting of shareholders by an absolute majority of the votes cast. Any such amendment must have been proposed by the AEGON Executive Board which proposal must have been approved by the AEGON Supervisory Board.

        Annual Accounts.    The general meeting of the shareholders adopts annually AEGON N.V.'s annual accounts with respect to the previous calendar year.

Liquidation Rights

        In the event of the liquidation of AEGON N.V., the general meeting of shareholders determines the remuneration of the liquidators and of the members of the AEGON Supervisory Board. The AEGON Executive Board is responsible for effecting the liquidation, which is to be overseen by the AEGON Supervisory Board. The assets remaining after payment of all debts, liquidation expenses and taxes are to be distributed first to the holders of Preferred Shares in the amount of their paid-in capital. The amount left after such payment will be distributed to the holders of shares of our Common Stock.

Issuance of Additional Rights

        Shares of AEGON N.V.'s authorized but unissued capital stock may be issued at such times and on such conditions as may be determined at a general meeting of shareholders or by the AEGON Executive Board if authorized by the shareholders. At the general meeting of shareholders of AEGON N.V. held on May 12, 2011, the AEGON Executive Board was designated, for a period of eighteen months effective May 12, 2011, by a resolution approved by the shareholders, as the company body which shall, subject to the approval of the AEGON Supervisory Board, be authorized to decide upon the issue of shares and to grant rights to acquire shares. The authority granted thereby is limited annually to 10% of the capital, plus 10% of the capital if the issuance or the granting of rights occurs on the occasion of the acquisition of an enterprise or a corporation. For purposes of this paragraph, the term "capital" means the total par value of the shares of our Common Stock issued at the time this authorization is used for the first time in any calendar year. The authorization described above may only be withdrawn by a resolution of the general meeting of shareholders following a proposal by the AEGON Executive Board which has been approved by the AEGON Supervisory Board.

Preemptive Rights

        Except in certain instances prescribed by law, the holders of shares of our Common Stock have preemptive rights on a pro rata basis to purchase the number of shares of our Common Stock to be issued. Holders of Preferred Shares, as such, have no preemptive rights in respect of any shares of our Common Stock.

        Preemptive rights in respect of shares of our Common Stock may be restricted or excluded by a resolution passed by the general meeting of shareholders. In the notice of the meeting, the reasons for the proposal to restrict or exclude the preemptive rights in respect of shares of our Common Stock and the intended issue price must be explained in writing. Preemptive rights may also be restricted or excluded by the AEGON Executive Board if a resolution is passed by the general meeting of shareholders which confers such power on the AEGON Executive Board for a maximum of five years. This power may from time to time be extended, but never for a period longer than five years. A resolution of the general meeting that restricts or excludes preemptive rights or that confers this power to the AEGON Executive Board can only be adopted at the proposal of the AEGON Executive Board which is approved by the AEGON Supervisory Board. A resolution of the general meeting to restrict or exclude the preemptive rights or to confer this power to the AEGON Executive Board shall require a majority of not less than two thirds of the votes cast if less than one half of AEGON N.V.'s issued capital is represented at the meeting. If AEGON N.V. makes a rights offering to the holders of shares of our Common Stock, the rights of holders of New York Shares to exercise the rights so offered is subject to a restriction which permits AEGON N.V. to sell such rights in a manner to be determined by the AEGON Executive Board and to remit the cash proceeds of such sale to such holders if the additional shares of Common Stock are not registered under the Securities Act.

        At the general meeting of shareholders of AEGON N.V. held on May 12, 2011, the AEGON Executive Board was designated, for a period of eighteen months effective May 12, 2011, by a resolution approved by the shareholders, as the company body which shall, subject to the approval of the AEGON Supervisory Board, be authorized to restrict or exclude the preemptive rights of the shareholders with regard to the issuance of shares of our Common Stock or the granting of rights to subscribe for shares of our Common Stock. In respect of the issuance of shares of our Common Stock without preemptive rights, the authority given thereby shall be limited annually to 10% of the capital, plus 10% of the capital if the issuance occurs on the occasion of the acquisition of an enterprise or a corporation. For purposes of this paragraph, the term "capital" means the total par value of the shares of our Common Stock issued at the time this authorization is used for the first time in any calendar year.

        The authorization described above may only be withdrawn by a resolution of the general meeting of shareholders following a proposal by the AEGON Executive Board which has been approved by the AEGON Supervisory Board.

Repurchase by AEGON N.V. of its Own Shares

        Subject to certain restrictions contained in the laws of the Netherlands and AEGON N.V.'s articles of association, the AEGON Executive Board may cause AEGON N.V. to purchase its own fully-paid shares, provided that the total number of AEGON N.V. shares so repurchased, together with shares already held in treasury by AEGON N.V. or held by its subsidiaries, may not exceed, in the aggregate, 50% of the issued capital. Such purchase may be made only upon authorization by the general meeting of shareholders, which authorization is valid for a maximum of eighteen months and must include the number of shares to be acquired, the way in which they may be acquired and the minimum and maximum purchase price. In addition, the approval of the AEGON Supervisory Board shall be required for any such acquisition. At the general meeting of shareholders held on May 12, 2011, the shareholders authorized the AEGON Executive Board for a period of eighteen months to acquire shares not to exceed 10% of AEGON N.V.'s total issued capital at a price not higher than 10% above the quoted local market price immediately prior to the acquisition. Preferred shares may only be acquired at a price not higher than 10% above the average paid-in amount on the preferred shares being acquired, to be increased with dividends accrued but not yet paid at the time of the acquisition.

Certificates for Common Stock and their Transfer

        Certificates evidencing shares of our Common Stock are issuable, upon a resolution of the AEGON Executive Board, only in registered form. Certificates issued by the New York registrar are printed in the English language. New York Shares may be held by residents as well as non-residents of the Netherlands. Only New York Shares may be traded on the New York Stock Exchange. New York Shares may be transferred by AEGON N.V.'s New York transfer agent by surrendering the New York Share certificate(s) with a completed Stock Power Medallion Guarantee. Upon surrender, AEGON N.V.'s New York transfer agent will note the transfer of the surrendered New York Shares and issue a New York Share Certificate registered in the name of the new owner. In addition, a shareholder may, in accordance with AEGON N.V.'s articles of association, upon the surrender for cancellation of any New York Share certificate(s) previously issued along with the deed of transfer or in a separate instrument completed in full and signed by the shareholder and the New York transfer agent, request the consent of the Executive Board to have the shareholder's name entered in the register of shareholders maintained by AEGON N.V. with respect to the share or shares owned by the shareholder and to receive, in lieu of a certificate, a non-negotiable declaration of registration of such share or shares.

PRICE RANGE OF COMMON STOCK

        The principal market for our Common Stock is Euronext Amsterdam. Our Common Stock is also listed on the New York Stock Exchange and the London stock exchange.

        The following table sets forth, for the calendar periods indicated, the high and low sales prices of our Common Stock on Euronext Amsterdam and the New York Stock Exchange as reported by Bloomberg and is based on closing prices.

	Euronext Amsterdam		New York Stock Exchange
	High	Low	High	Low
	(EUR)		(USD)
2006	15.56	12.17	18.97	15.24
2007	16.06	11.46	21.90	16.75
2008	11.98	2.68	17.52	3.50
2009	6.17	1.85	9.23	2.30
2010	5.41	4.04	7.41	5.11
2009
First quarter	5.41	1.85	7.21	2.30
Second quarter	4.85	3.07	6.88	3.99
Third quarter	5.98	3.72	8.46	5.23
Fourth quarter	6.17	4.28	9.23	6.13
2010
First quarter	5.10	4.14	7.24	5.51
Second quarter	5.41	4.37	7.41	5.20
Third quarter	4.83	4.04	6.32	5.11
Fourth quarter	4.72	4.23	6.67	5.53
2011
First quarter	5.68	4.63	7.92	6.21
Second quarter	5.58	4.36	8.03	6.23
Third quarter	4.80	2.68	6.99	3.62
Most recent 6 months
May 2011	5.39	4.66	7.96	6.54
June 2011	4.76	4.36	6.80	6.23
July 2011	4.80	3.92	6.99	5.57
August 2011	3.94	2.86	5.62	4.09
September 2011	3.17	2.68	4.44	3.62
October 2011	3.73	2.92	5.41	3.83
November 2011 (through November 22)	3.42	2.86	4.78	3.91

        On Euronext Amsterdam only shares of Netherlands registry may be traded and on the New York Stock Exchange only New York Registry Shares may be traded.

 PLAN OF DISTRIBUTION

        The shares of Common Stock registered under this registration statement and purchased on behalf of Participants under the Plan will be purchased in open market transactions and offered to eligible Participants in the Plan as described under "Description of the Plan" above, without the use of any underwriters in connection with such offering. We intend to purchase shares under the Plan on the New York Stock Exchange or a foreign securities exchange on which our Common Stock is listed at prevailing market prices, including applicable brokerage expenses.

LEGAL MATTERS

        Certain matters with respect to the legality of the shares of Common Stock registered hereby have been passed upon for us by Erik Lagendijk, General Counsel for AEGON N.V. Erik Lagendijk is regularly employed by an AEGON N.V. company, participates in various AEGON employee benefit plans under which he may receive shares of Common Stock and currently owns or has rights to acquire an aggregate of less than 0.1% of our Common Stock.

        Certain matters of United States federal income tax law have been passed upon for us by Allen & Overy LLP, New York, New York.

EXPERTS

        Ernst & Young Accountants LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedules included in our Annual Report on Form 20-F for the year ended December 31, 2010, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedules are incorporated by reference in reliance on Ernst & Young Accountants LLP's report, given on their authority as experts in accounting and auditing.

APPENDIX A

ELIGIBILITY REQUIREMENTS

Participating Companies	Eligibility Requirements*
Life and Protection Division
Traditional I	Monthly commissions of $200 or more.
Traditional II	Monthly commissions of $200 or more.
Non-Traditional I	Monthly commissions of $1,000 or more.
Non-Traditional II	Monthly commissions of $1,000 or more.
Transamerica Financial Advisors	Calendar year earned commissions of $50,000 or more.
Transamerica Employee Benefits	Member of Leading Producers Group** with a debt to deferred compensation ratio of less than 50%.
WFG/WGS	Calendar year earned commissions of $20,000 or more on Approved Products*** and position of Provisional Marketing Director, or above.

*
Eligibility Requirements are subject to the interpretation of Participating Companies and to change from time to time at the discretion of the Participating Companies. Commissions or compensation must relate to the sale of products written through AEGON affiliated companies or offered by or through the Participating Company which the Participant represents.

**
In general, membership in the Leading Producers Group requires the agent to meet certain sales criteria which are established from time to time by Transamerica Employee Benefits.

***
"Approved Products" are the products of AEGON affiliated companies marketed by World Financial Group.

A-1

APPENDIX B

PARTICIPANT CONTRIBUTIONS

Participating Companies	Participant Contributions*
Life and Protection Division
Traditional I, Traditional II,
Non-Traditional I and Non-Traditional II	Participant may elect:
	(a)	Either 2%, 4%, 6%, 8%, 10%, 12%, 14%, 16%, 18%, 20%, 22%, or 25% of total first year commissions; or
	(b)	Either 20% or 40% on renewal commissions on overrides; or
	(c)	100% of renewal commissions on universal life policies.
Transamerica Financial Advisors	Any whole percentage up to 25% of total annual commissions.
Transamerica Employee Benefits	Participant may elect either:**
	(a)	2% of first year commissions and 10% if renewal commissions; or
	(b)	4% of first year commissions and 20% of renewal commissions.
WFG/WGS	Participant may contribute from 1 to 10% of cash commissions on Approved Products*** (whole number % only).

*
In any event, a Participant's contribution may not exceed the lesser of $120,000 or 25% of the Participant's total commission in any Plan year. The interpretation of the types of commissions which are available for contribution of Participants is subject to the discretion of the Participating Companies. Commissions or compensation must relate to the sale of products written through AEGON affiliated companies or offered by or through the Participating Company which the Participant represents.

**
Excludes commissions from universal life ("UL") policies.

***
"Approved Products" are the products of AEGON affiliated companies marketed by World Financial Group.

B-1

APPENDIX C

MATCHING CONTRIBUTIONS BY PARTICIPATING COMPANIES

Participating Companies	Matching Contributions*(1)
Life and Protection Division
Traditional I and Non-Traditional I	(a)	2% of first year commissions for Participants electing to contribute first year commissions;
	(b)	20% of renewal commissions for Participants electing to contribute renewal commissions;
	(c)	Other amounts at discretion of the Life and Protection Division with 30 days notice of qualification requirements; and
	(d)	No maximum on amount that may be contributed to a Participant.
Traditional II and Non-Traditional II	None.
Transamerica Financial Advisors	(a)	For up to 5% of a Participant's contribution, 20% of Participant's contribution for annual commissions of less than $100,000;
	(b)	For up to 5% of Participant's contribution, 40% of Participant's contribution for annual commissions of less than $150,000 and more than $100,000;
	(c)	For up to 5% of Participant's contribution, 80% of Participant's contribution for annual commissions of less than $200,000 and more than $150,000; and
	(d)	Maximum annual contribution of $4,000 for any Participant.
Transamerica Employee Benefits	None.
WFG/WGS	None.

*
The Participating Companies reserves the right to make additional discretionary contributions, although there is no obligation to do so.

(1)
For purposes of Appendix C, commissions exclude any amounts excluded from commissions in Appendix B.

C-1

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.    Indemnification of Directors and Officers

        AEGON maintains insurance to indemnify members of the AEGON Executive and Supervisory Boards and officers of AEGON. The concept of indemnification of directors of a company from liabilities arising from their actions as members of the executive or supervisory boards is, in principle, accepted in The Netherlands and sometimes is provided for in the company's articles of association. Although the laws of The Netherlands do not contain any provisions in this respect, Article 28A.1 of the articles of association of AEGON N.V. does provide that AEGON N.V. will indemnify each current and former member of the AEGON Executive and Supervisory Boards against any and all liabilities, claims, judgments, fines and penalties incurred by such persons as a result of any action, investigation or other proceeding in relation to acts or omissions related to their capacity as an indemnified person, to the extent permitted by law and subject to certain limitations. AEGON N.V. has also contractually agreed to indemnify members of the AEGON Executive and Supervisory Boards and officers of AEGON N.V.

Item 9.    Exhibits

4.1	Articles of Association of AEGON N.V., as amended and restated May 4, 2010 (incorporated by reference to the Registrant's Form 6-K furnished to the SEC on May 18, 2011)
4.2	Specimen Share Certificate. (incorporated herein by reference to the Registrant's Form 8-A (File No. 1-10882) filed with the SEC on October 4, 1991)
4.3	Revised Form of Declaration of Trust of AEGON USA Producers' Stock Purchase Plan (incorporated by reference to the Registrant's Form F-3 (File No. 33-72144) filed with the SEC on November 24, 1993)
5.1	Opinion of Erik Lagendijk, General Counsel of AEGON N.V.
8.1	Opinion of Allen & Overy LLP as to tax matters
23.1	Consent of Erik Lagendijk, General Counsel of AEGON N.V. (included in Exhibit 5.1)
23.2	Consent of Ernst & Young, independent registered public accounting firm
23.3	Consent of Allen & Overy LLP (included in Exhibit 8.1)
24.1	Powers of Attorney are included on the signature page of this Registration Statement and are incorporated herein by reference.

Item 10.    Undertakings

        (a)   The undersigned Registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

    provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by AEGON N.V. pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this Registration Statement.

          (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)   To file a post-effective amendment to this Registration Statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Item 8.A. of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

          (5)   That, for the purpose of determining liability under the Securities Act to any purchaser:

              (i)  If the registrant is relying on Rule 430B:

              (A)  Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of this Registration Statement as of the date the filed prospectus was deemed part of and included in this Registration Statement; and

              (B)  Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in this Registration Statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430(B), for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of this Registration Statement relating to the securities in this Registration Statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of this Registration Statement or made in a document incorporated or deemed incorporated by reference into this Registration Statement or prospectus that is part of this Registration Statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in this Registration Statement or prospectus that was part of this Registration Statement or made in any such document immediately prior to such effective date; or

             (ii)  If the registrant is subject to Rule 430(C), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in this Registration Statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration or prospectus that is part of this Registration Statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of this Registration Statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of this Registration Statement or made in any such document immediately prior to such date of first use.

          (6)   That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities:

    The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

              (i)  Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

             (ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

            (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

            (iv)  Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

        (b)   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant, AEGON N.V., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The Hague, The Netherlands, on this 30th day of November, 2011.

AEGON N.V.
By:	/s/ A.R. WYNAENDTS
	Name:	A.R. Wynaendts
	Title:	Chief Executive Officer and Chairman of the Executive Board

        The officers and directors of AEGON N.V. whose signatures appear below hereby constitute and appoint Craig D. Vermie and Mark Mullin, and each of them, their true and lawful attorneys and agents, with full power of substitution, each with power to act alone, to sign and execute on behalf of the undersigned any amendment or amendments (including post-effective amendments) to this Registration Statement on Form F-3 and to file the same, with all exhibits thereto, and other documents in connection therewith, including registration statements filed in connection with this offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power and authority to do everything necessary to accomplish the foregoing, as fully to all intents and purposes as he or she might or could do in person, and each of the undersigned does hereby ratify and confirm all that each of said attorneys and agents, or their substitutes, shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons (who comprise a majority of the Executive and Supervisory Boards) in the capacities and on the dates indicated.

Signature	Title	Date

/s/ A.R. WYNAENDTS A.R. WYNAENDTS	Chief Executive Officer and Chairman of the Executive Board (Principal Executive Officer)	November 30, 2011
/s/ J.J. NOOITGEDAGT J.J. NOOITGEDAGT	Member of the Executive Board and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 30, 2011
/s/ R.J. ROUTS R.J. ROUTS	Chairman of the Supervisory Board	November 21, 2011
/s/ I.W. BAILEY, II I.W. BAILEY, II	Vice-Chairman of the Supervisory Board	November 21, 2011

Signature	Title	Date

/s/ A. BURGMANS A. BURGMANS	Supervisory Board Member	November 30, 2011
/s/ S. LEVY S. LEVY	Supervisory Board Member	November 21, 2011
/s/ K.M.H. PEIJS K.M.H. PEIJS	Supervisory Board Member	November 25, 2011
/s/ K.J. STORM K.J. STORM	Supervisory Board Member	November 22, 2011
/s/ B. VAN DER VEER B. VAN DER VEER	Supervisory Board Member	November 30, 2011
/s/ L.M. VAN WIJK L.M. VAN WIJK	Supervisory Board Member	November 28, 2011
/s/ D.P.M. VERBEEK D.P.M. VERBEEK	Supervisory Board Member	November 28, 2011
/s/ C.D. VERMIE C.D. VERMIE	Authorized U.S. Representative	November 30, 2011